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21 October 1999                                                        22/99


                     REUTERS THIRD QUARTER TRADING STATEMENT

London - Total revenue for the third quarter 1999, adjusted for comparability, rose by 3% at actual rates to (pound)764 million (US$1,261 million) compared to (pound)742 million (US$1,224 million) in the third quarter 1998. At comparable rates, revenue was flat. On this like for like basis, revenue for the nine months increased by 6% at actual rates to (pound)2,280 million (US$3,762 million) and by 3% at comparable rates

On a reported basis, Group revenue of (pound)763 million was unchanged at actual rates and down 3% at comparable rates.

The adjustment to total revenue for comparability reflects the inclusion in 1998 of Reuters Business Briefing (RBB) and TIBCO Software. RBB is now part of the joint venture with Dow Jones which became effective on 1 July. TIBCO Software was floated on the Nasdaq stock market in July and is now accounted for as an associate.

The third quarter saw revenue start to show the effects of a slow-down as clients focused on upgrading their systems and installations to be millennium-ready. This was most noticeable in Reuters Trading Systems (RTS) where outright system sales are being deferred. This trend is likely to be even more marked in the fourth quarter. Reuters preparations for the Millennium transition are proceeding according to plan.

Revenue for Reuters Information (RI) rose by 6% at actual rates to (pound)405 million (US$668 million) and by 3% at comparable rates. Weaker foreign exchange markets and a fast pace of client consolidation during 1999 restricted revenue growth in the period.

Reuters Trading Systems (RTS) revenue declined by 7% at actual rates to (pound)189 million (US$312 million) and by 10% at comparable rates. Risk Management and Financial Enterprise Systems (FES) slowed as clients deferred systems purchases ahead of Millennium changes. Dealing 2000 revenues continued to decline following further reductions in the number of foreign exchange traders. Dealing 3000, shortly to be launched, should offer customers an exciting new value proposition.

Reuters Ventures revenue grew by 7% at actual rates to (pound)41 million (US$68 million) and by 4% at comparable rates. Excluding the medical businesses disposed of in December last year, revenue growth would have been 17% at comparable rates. The New Media business, which is now expanding internationally, showed strong growth. Further strategic investments were made through the Greenhouse Fund but no disposals. Four companies in which Reuters has made Greenhouse Fund investments have floated so far in 1999 whilst a further two have filed for an IPO.

Instinet grew by 9% at actual rates to (pound)129 million (US$213 million) and by 6% at comparable rates. US revenue was flat in the third quarter, reflecting some slowing in 1999 of Nasdaq volume growth and some attrition of price and market share due to competition. Instinet International grew 30% showing continued good growth, particularly in Europe. A major new US$10 million brand campaign was launched in the second half. Instinet increased the investment in its new fixed income product in the third quarter by a further (pound)6 million. It also acquired Montag Popper and Partners, a German fixed income broker.

PETER JOB, Chief Executive said, "As reported at the half-year, market conditions remain challenging in our financial services business, particularly in foreign exchange where there is lower trading activity and consolidation in the market. We are now also facing a definite slow-down ahead of the Millennium as customers freeze their on-site software. We are seeing the expected level of margin improvement at Reuters Information as well as good new orders in the US although Asia-Pacific has yet to turn around. We are therefore seeing declining revenue growth.

"We are putting more money behind innovation, including expansion of our flourishing Internet information business. We continue to invest in Instinet's future both to expand its activities and position it for the significant changes taking place in the market. The stock market debut of TIBCO Software, with a market capitalisation in excess of US$2 billion, exceeded our expectations. A significant profit booked from this IPO will more than cover the profit impact of these costs in 1999. Whilst the combination of lower revenue growth with the costs of these investments will impact operating profit, I continue to look for improvement in profit growth during the second half of the year."


END


CONTACTS

Geoff Wicks                                           Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Adrian Duffield                                       Tel: 0171 542 4728
Manager, Group Corporate Relations
adrian.duffield@reuters.com

This news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters Interim Report for the six months ended 30 June 1999 under the heading "Cautionary Statements". Copies of this are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

NOTE TO EDITORS
Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world's largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30 June 1999.

For more details see www.reuters.com/

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

REUTERS REVENUE ANALYSIS - THIRD QUARTER 1999

                                                THREE MONTHS TO                    % CHANGE                    THREE MONTHS TO
                                                 30 SEPTEMBER                ACTUAL       COMPARABLE            30 SEPTEMBER
                                               1999         1998            RATES OF       RATES OF           1999        1998
                                             (POUND)M     (POUND)M          EXCHANGE       EXCHANGE           US$M        US$M
===============================================================================================================================

REVENUE ANALYSIS
BY DIVISION
-------------------------------------------------------------------------------------------------------------------------------
Reuters Information                              405         381                6%              3%             668         628
Reuters Trading Systems                          189         204               (7%)           (10%)            312         337
Instinet                                         129         119                9%              6%             213         196
Reuters Ventures                                  41          38                7%              4%              68          63
-------------------------------------------------------------------------------------------------------------------------------
Divisional revenue                               764         742                3%              0%           1,261       1,224

TIBCO Software                                     -          10                                                 -          17
Reuters Business Briefing                          -          14                                                 -          23
Share of DJRBI revenue                            17           -                                                28           -
Intra group revenue                               (1)         (5)                                               (2)         (8)
-------------------------------------------------------------------------------------------------------------------------------
Gross revenue                                    780         761                3%             (1%)          1,287       1,256

Less: Share of DJRBI revenue                    (17)           -                                               (28)          -

-------------------------------------------------------------------------------------------------------------------------------
Total                                            763         761                0%             (3%)          1,259       1,256
-------------------------------------------------------------------------------------------------------------------------------
REVENUE ANALYSIS
BY GEOGRAPHY
-------------------------------------------------------------------------------------------------------------------------------

Europe, Middle
East & Africa                                    367         371               (1%)            (2%)            605         613
Asia/Pacific                                     117         109                7%             (4%)            193         180
The Americas                                     130         120                8%              4%             215         198
Instinet                                         129         119                9%              6%             213         196
Other                                             20          42              (51%)           (54%)             33          69

-------------------------------------------------------------------------------------------------------------------------------
Total                                            763         761                 0%            (3%)          1,259       1,256
-------------------------------------------------------------------------------------------------------------------------------
REVENUE ANALYSIS
BY TYPE
-------------------------------------------------------------------------------------------------------------------------------

Recurring                                        590         558                5%              3%             974         921
Usage                                            140         145               (2%)            (6%)            231         239
Outright                                          33          58              (42%)           (46%)             54          96

-------------------------------------------------------------------------------------------------------------------------------
Total                                            763         761                0%             (3%)          1,259       1,256
-------------------------------------------------------------------------------------------------------------------------------

Note: Reuters share of DJRBI revenue is included within gross revenue and then deducted to show total revenue of the Group, in compliance with UK Financial Reporting Standards No.9 "Associates and Joint Ventures".

REVENUE ANALYSIS - NINE MONTHS TO 30 SEPTEMBER 1999

                                                NINE MONTHS TO                     % CHANGE                    NINE MONTHS TO
                                                 30 SEPTEMBER               ACTUAL        COMPARABLE            30 SEPTEMBER
                                               1999        1998            RATES OF        RATES OF           1999        1998
                                             (POUND)M    (POUND)M          EXCHANGE        EXCHANGE           US$M        US$M
-------------------------------------------------------------------------------------------------------------------------------

REVENUE ANALYSIS
BY DIVISION
-------------------------------------------------------------------------------------------------------------------------------
Reuters Information                            1,213       1,135                7%              4%           2,001       1,873
Reuters Trading Systems                          568         585              (3%)             (5%)            937         965
Instinet                                         384         327               18%             15%             634         540
Reuters Ventures                                 115         114                1%             (2%)            190         188
-------------------------------------------------------------------------------------------------------------------------------
Divisional revenue                             2,280       2,161                6%              3%           3,762       3,566

TIBCO Software                                    21          24                                                35          40
Reuters Business Briefing                         31          39                                                51          64
Share of DJRBI revenue                            17           -                                                28           -
Intra group revenue                               (7)        (10)                                              (12)        (17)
-------------------------------------------------------------------------------------------------------------------------------
Gross revenue                                  2,342       2,214                6%              3%           3,864       3,653

Less: Share of DJRBI revenue                     (17)          -                                               (28)          -

-------------------------------------------------------------------------------------------------------------------------------
Total                                          2,325       2,214                5%              2%           3,836       3,653
-------------------------------------------------------------------------------------------------------------------------------
REVENUE ANALYSIS
BY GEOGRAPHY
-------------------------------------------------------------------------------------------------------------------------------

Europe, Middle
East & Africa                                  1,126       1,109                1%              0%           1,857       1,830
Asia/Pacific                                     348         336                4%             (3%)            574         554
The Americas                                     375         342                9%              7%             619         564
Instinet                                         384         327               18%             15%             634         540
Other                                             92         100               (8%)           (10%)            152         165

-------------------------------------------------------------------------------------------------------------------------------
Total                                          2,325       2,214                5%              2%           3,836       3,653
-------------------------------------------------------------------------------------------------------------------------------
REVENUE ANALYSIS
BY TYPE
-------------------------------------------------------------------------------------------------------------------------------

Recurring                                      1,757       1,649                6%              4%           2,899       2,720
Usage                                            445         418                7%              4%             734         690
Outright                                         123         147              (16%)           (18%)            203         243

-------------------------------------------------------------------------------------------------------------------------------
Total                                          2,325       2,214                5%              2%           3,836       3,653
-------------------------------------------------------------------------------------------------------------------------------

Note: Reuters share of DJRBI revenue is included within gross revenue and then deducted to show total revenue of the Group, in compliance with UK Financial Reporting Standards No.9 "Associates and Joint Ventures".